UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 0-2989
          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMMERCE BANCSHARES, INC.
1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules:
1 — Assets Held at End of Year	14
Consent of Independent Registered Public Accounting Firm
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
By:	/s/ Jeffery D. Aberdeen
Jeffery D. Aberdeen
Co-Chairperson, Retirement Committee

By:	/s/ Sara E. Foster
Sara E. Foster
Co-Chairperson, Retirement Committee

EX-23.1
Date: June 22, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan
Kansas City, Missouri
We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008, 2007, and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008, 2007, and 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Leawood, Kansas
June 22, 2009

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

ASSETS

Cash, non-interest bearing	$—	$193

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund	143,464,906	145,527,438
Mutual funds	147,840,692	176,743,391
Loans to participants	7,106,140	7,019,843

Total investments	298,411,738	329,290,672

Total assets	298,411,738	329,290,865

LIABILITIES

Excess contributions payable	114,145	63,762

Net assets available for benefits	$298,297,593	$329,227,103

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008, 2007, and 2006

	2008	2007	2006
Additions to Net Assets Attributable to:
Investment income:
Interest	$876,566	$1,340,577	$1,138,747
Dividends	4,906,224	8,626,581	5,824,799
Interest income on loans to participants	547,046	517,498	437,355
Net appreciation (depreciation) in fair value of investments	(52,861,327)	(2,985,958)	6,128,545

Total investment income	(46,531,491)	7,498,698	13,529,446

Contributions:
Participant	17,446,390	16,475,760	15,293,058
Employer	9,481,765	8,841,145	8,056,387
Participant rollover	1,560,825	1,413,656	658,050

Total contributions	28,488,980	26,730,561	24,007,495

Total additions (deductions)	(18,042,511)	34,229,259	37,536,941

Deductions from Net Assets Attributable to:
Distributions to participants	(12,849,941)	(29,462,643)	(17,170,276)
Administrative expenses	(37,058)	(33,116)	(35,494)

Total deductions	(12,886,999)	(29,495,759)	(17,205,770)

Net increase (decrease)	(30,929,510)	4,733,500	20,331,171
Net assets available for benefits:
Beginning of year	329,227,103	324,493,603	304,162,432

End of year	$298,297,593	$329,227,103	$324,493,603

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008, 2007, and 2006
(1)	Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of January 1, April 1, July 1, or October 1 following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, N.A., a subsidiary of the Company, is the trustee of the Plan. There were 4,364 and 4,264 participants with balances in the Plan at December 31, 2008 and 2007, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $15,500, $15,500 and $15,000 in 2008, 2007 and 2006, respectively). Additionally, participants who attained the age of 50 during 2008, 2007 or 2006 could contribute an additional $5,000 of catch-up contributions in each year. The catch-up contributions are not subject to the employer matching contribution. All participant contributions are made on a pretax basis.

The Company’s matching contribution is a graded matching percentage from 50% — 100% determined by age plus years of employment on the first 7% of eligible compensation. Additionally, the Company may make a discretionary contribution. For the years ended December 31, 2008, 2007, and 2006, the Company did not make a discretionary contribution.

Participants have the option to direct the investment of their contributions and the matching employer’s contributions (except as described in Note 4) in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), Commerce Bond Fund, Commerce Growth Fund, Commerce Value Fund, Vanguard Total Stock Market Index Fund, Commerce Short Term Government Bond Fund, AIM Funds Group Small Cap Growth “A” Fund, Vanguard Small Cap Value Index Fund, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Retirement Money Market Fund, and Spartan US Equity Index Fund. During 2008, the 3rd Ave. Real Estate Value Fund, ABF Large Cap Value Fund, American Century Vista Fund, Dodge & Cox International Stock Fund, Fidelity Retirement Government Money Market Fund, Fidelity Mid Cap Value Fund, and Vanguard Morgan Growth Fund were added to the Plan’s investment options.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their rollover contributions to any of the various investment options offered by the Plan.

Assets of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching and discretionary contributions, and an allocation of Plan earnings and administrative expenses. The earnings allocation is based on the performance of the participant’s allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Participants may make transfers between existing fund balances at any time. Participating employees may change future investment elections at any time upon notification to the Plan. Both transactions are done in 1% increments.

Participant Vesting

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Company matching contributions and Company discretionary contributions are subject to the following vesting schedule:

Years of	Percentage
Vesting Service	Vested
Less than 3	0%
3 or more	100%

The following schedule is applicable to participant’s after-tax employer matching contributions (no longer permitted after January 1, 1995) and ESOP balances:

Years of	Percentage
Vesting Service	Vested
Less than 3	0%
3, but less than 4	20%
4, but less than 5	40%
5, but less than 6	60%
6, but less than 7	80%
7 or more	100%
A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant’s years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 18.

Forfeitures

Forfeitures are based on the nonvested portion of the Company contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company contribution by $203,744 in 2008, $184,217 in 2007 and $281,766 in 2006. The balance of unallocated forfeitures available to offset future Company contributions amounted to $9,386 and $11,902 at December 31, 2008 and 2007, respectively.

Participant Loans

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years and are secured by the balance in the participant’s account. Interest rates charged on participant loans are based on the Commerce Prime Rate plus 1% at the date of the distribution and are fixed throughout the life of the loan. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. Administrative expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans (currently $50) is deducted from the respective participant’s account. The Company elected to pay all other administration fees for the years ended December 31, 2008, 2007 and 2006 and presently intends to continue to do so, although the Company can, at its discretion, discontinue this practice.

Distributions

Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum amounts to the participant or designated beneficiaries.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation

The Plan’s investments are held in an account at Fidelity Management Trust Company. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participant’s accounts. Fair value of the mutual funds is based on quoted market prices from national securities exchanges. Shares of the Company Stock Fund are based upon the fair values of the underlying investments, which include Company stock and cash equivalents. Loans to participants are valued at amortized cost, which approximates fair value.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the mutual and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Use of Estimates

The Plan utilizes a number of informed estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(4)	Company Stock Fund

The Company Stock Fund is accounted for on a unitized accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2008 and 2007, the cash reserve totaled approximately $3.3 million and $3.8 million, respectively.

In January 1995, all assets held by the Company’s qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2008 and 2007 and is held as units of the Company Stock Fund. At December 31, 2008 and 2007, 893 and 926 participants, respectively, had an ESOP related account balance.

Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2008, 2007 and 2006, is as follows:

	2008	2007	2006
Beginning balance:	$27,811,358	$30,013,616	$32,769,035
Unrealized appreciation (depreciation) (including reinvested dividends and interest)	121,609	(655,411)	(1,536,167)
Benefits paid to participants	(655,616)	(1,546,847)	(1,076,924)
Transfers to participant-directed investments	—	—	(142,328)

Ending balance	$27,277,351	$27,811,358	$30,013,616

During 2007, the Plan was amended to allow all participants to self-direct the investment of his or her entire account balance under the Plan. Please refer to Footnote 11 for additional information.

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2008, 2007 and 2006 total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2008	2007	2006
Portion of dividend reinvested in company stock	$1,098,000	$1,082,000	$1,050,000
Portion of dividend distributed to participants	1,984,000	1,987,000	2,004,000

Dividends paid on shares of Company stock	$3,082,000	$3,069,000	$3,054,000

(5)	Investments

The following table sets forth investments that represent 5% or more of the market value of the Plan’s net assets at December 31, 2008 or 2007:

	2008	2007
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. Common Stock	$140,116,953	$141,711,983
Fidelity Retirement Money Market Fund	3,347,953	3,815,455
Fidelity Retirement Money Market Fund	30,011,260	27,485,035
Spartan US Equity Index Fund*	13,721,345	21,052,066
Commerce Growth Fund*	12,802,087	21,480,176
Commerce Bond Fund	17,781,807	13,079,229

*	Represents less than 5% of Plan net assets at December 31, 2008.
During 2008, 2007 and 2006 the Plan’s investments appreciated (depreciated) in value as follows:

	2008	2007	2006
Commerce Bancshares, Inc.
Common Stock Fund	$4,528,180	$(3,787,639)	$(3,782,228)
Mutual Funds	(57,389,507)	801,681	9,910,773

	$(52,861,327)	$(2,985,958)	$6,128,545

(6)	Federal Income Taxes

In a determination letter dated July 11, 2002, the Internal Revenue Service stated that the Plan, as amended through August 16, 2001, met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees’ taxable income until the year or years in which they are distributed or made available to them.

(7)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank, N.A. The Company Stock Fund also includes shares of Company common stock; therefore, these transactions qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., the custodian and record keeper of the Plan. These are exempt party-in-interest transactions under ERISA.

Transactions with the Company and its affiliates during the years ended December 31, 2008, 2007, and 2006 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2008:
Company Stock Fund	901,338	$17,631,406	1,194,971	$24,222,118	$6,192,315
Commerce Mutual Funds	797,642	15,029,850	1,148,200	25,046,985	(980,540)

2007:
Company Stock Fund	681,478	$13,854,370	1,293,658	$26,617,548	$7,958,007
Commerce Mutual Funds	678,290	15,733,648	587,559	14,424,624	939,074

2006:
Company Stock Fund	695,599	$14,574,316	931,658	$19,567,293	$7,881,426
Commerce Mutual Funds	639,380	13,864,603	571,956	11,633,230	272,720
(8)	Excess Contributions Payable

Contributions received from participants for 2008 are net of payments of $114,145 made in March 2009 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. At December 31, 2008 and 2007, $114,145 and $63,762, respectively, have been included in the Plan’s statements of net assets available for benefits as excess contributions payable.

(9)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Plan uses various valuation techniques and assumptions when estimating fair value, which are in accordance with SFAS No. 157. SFAS No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Plan’s best information and assumptions that a market participant would consider.
When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Plan looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Plan looks to market observable data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and the Plan must use alternative valuation techniques to derive an estimated fair value measurement.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value on a recurring basis:

Common stocks

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Because the inputs to these assets are unadjusted quoted prices in an active market, the measurements are classified as Level 1.

Mutual funds

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. Because the inputs to these assets are unadjusted quoted prices in an active market, the measurements are classified as Level 1.

Participant loans

Participant loans are valued at amortized cost, which approximates fair value. Because loans are not traded in an active market, and the inputs to these measurements are not readily observable, the measurements are classified as Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Quoted Prices in
		Active Markets for	Significant Other	Significant Other
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Common stocks	$140,116,953	$140,116,953	$—	$—
Mutual Funds	151,188,645	151,188,645	—	—
Participant Loans	7,106,140	—	—	7,106,140

	$298,411,738	$291,305,598	$—	$7,106,140

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended December 31, 2008
Participant
Loans

Balance at January 1, 2008	$7,019,843
Purchases, sales, issuances, and settlements (net)	86,297

Balance at December 31, 2008	$7,106,140

(10)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(11)	Plan Amendment

During 2008, the Plan was amended as follows:
•	Benefit payments to a terminated employee made by the later of (i) 2 1/2 months after severance from employment or (ii) the end of the limitation year that includes such date of severance shall be included in limitation compensation if they are (A) payments that, absent a severance from employment, would have been paid to the participant while the participant continued in employment with Commerce Bancshares, Inc. and are regular for the participant’s regular working hours, commissions, bonuses, or other similar compensation, or (B) payments for accrued bona fide sick, vacation or other leave, but only if the participant would have been able to use the leave if employment had continued. This amendment is added to Section 3.04 of the Plan and conforms to changes made under final regulations issued under Section 415 of the Internal Revenue Code and was effective January 1, 2008.

•	Rollover contributions from any qualified retirement plan under Section 401(a) of the Internal Revenue Code, Section 403(b) tax sheltered annuities, Section 457(b) plans maintained by governmental entities, or conduit IRA’s are now allowed, subject to the approval of the Plan Administrator.

•	To clarify that each participant is solely responsible for his or her account balances among the investment funds and that the Plan is designed to comply with Section 404(c) of ERISA.
These amendments were effective January 1, 2008.

During 2007, the Plan was amended to allow each participant to self-direct the investment of his or her entire account balance under the Plan (including but not limited to the ESOP Account). Employees may change investment allocations with respect to future contributions and/or existing account balances at any time. This amendment was effective January 1, 2007.

(12)	Subsequent Event

Subsequent to December 31, 2008, the Plan was amended to add one new investment option. The new investment option is Fidelity U.S. Bond Index Fund. The amendment to the Plan was effective February 2, 2009.

Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
EIN #: 43-0889454
Plan #: 002
December 31, 2008

		Number
(a)	(b) Identity of issue	of shares	(d) Cost		(e) Fair Value

*	Commerce Bancshares, Inc. Common Stock Fund:
*	Commerce Bancshares, Inc. Common Stock	3,163,052	*	*	$140,116,953
*	Fidelity Retirement Money Market Fund	3,347,953	*	*	3,347,953

	Total Common Stock Fund	6,812,199			143,464,906

	Mutual Funds
*	Commerce Bond Fund	981,336	*	*	17,781,807
*	Commerce Growth Fund	734,065	*	*	12,802,087
*	Commerce Short Term Government Bond Fund	269,253	*	*	4,803,473
*	Commerce Value Fund	175,506	*	*	2,744,920
	3rd Ave. Real Estate Value Fund	13,238	*	*	197,916
	ABF Large Cap Value Fund	630,564	*	*	8,266,696
	AIM Funds Group Small Cap Growth “A” Fund	170,987	*	*	2,877,704
	American Century Vista Fund	725,147	*	*	8,027,372
	Dodge & Cox International Stock Fund	140,891	*	*	3,085,503
*	Fidelity Diversified International Fund	330,085	*	*	7,100,122
*	Fidelity Freedom 2005 Fund	78,974	*	*	662,588
*	Fidelity Freedom 2010 Fund	322,941	*	*	3,345,670
*	Fidelity Freedom 2015 Fund	336,314	*	*	2,878,844
*	Fidelity Freedom 2020 Fund	298,872	*	*	3,003,664
*	Fidelity Freedom 2025 Fund	247,167	*	*	2,034,182
*	Fidelity Freedom 2030 Fund	199,356	*	*	1,945,715
*	Fidelity Freedom 2035 Fund	88,116	*	*	707,575
*	Fidelity Freedom 2040 Fund	265,036	*	*	1,481,549
*	Fidelity Freedom 2045 Fund	39,324	*	*	258,751
*	Fidelity Freedom 2050 Fund	50,419	*	*	325,706
*	Fidelity Freedom Income Fund	48,240	*	*	461,170
*	Fidelity Mid Cap Value Fund	36,723	*	*	349,233
*	Fidelity Retirement Government Money Market Fund	4,668,381	*	*	4,668,381
*	Fidelity Retirement Money Market Fund	30,011,260	*	*	30,011,260
	Spartan US Equity Index Fund	430,136	*	*	13,721,345
	Vanguard Morgan Growth Fund	158,524	*	*	1,791,317
	Vanguard Small Cap Value Index Fund	347,024	*	*	3,543,119
	Vanguard Total Stock Market Index Fund	410,959	*	*	8,963,023

	Total Mutual Funds				147,840,692

	Loans to Participants—Interest rates on these loans range from 4.25% to 10.50%		—		7,106,140

	Total assets held for investment purposes				$298,411,738

*	Party-in-interest as defined by ERISA.

**	In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.

EXHIBIT INDEX
23.1	Consent of Independent Registered Public Accounting Firm